Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: **CNA Financial Corporation**
        Form 10-K for the Year Ended December 31, 2008
        Filed on February 24, 2009
        Schedule 14A
        Filed on March 30, 2009
        File No. 001-05823

Dear Mr. Mense:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

Property and Casualty Claim and Claim Adjustment Expenses, page 6

1. Please revise your loss reserve development table to include a line item that
    arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the
    difference between the gross reserve and the gross re-estimated reserve) for each
    year presented.

Item 1A. Risk Factors, page 9

2. Your risk factors indicate that your business could be materially adversely
    impacted by failure to obtain sufficient reinsurance and inability to collect
    reinsurance receivables from reinsurers. We also note that three reinsurers appear
    to owe you a substantial amount of reinsurance receivables. In light of these
    disclosures, please revise your disclosure to identify your material reinsurers and
    quantify the percentage of premiums ceded to them. In addition, please consider
    disclosing the terms of all material reinsurance agreements and filing these
    agreements as exhibits to your filing. If you do not believe that the disclosure of
    material terms and the filing of your reinsurance agreements as exhibits are
    necessary, please provide a comprehensive analysis in support of your position

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Estimates

Investments, page 48

3. We acknowledge your disclosures on page 53, in the financial statements on page
    87 and in other parts of your document presenting the ratings of your investment
    portfolio. Please revise your disclosure to include a discussion of the amounts of
    securities in your investment portfolio that are guaranteed by third parties along
    with the credit rating with and without the guarantee. Also disclose any
    significant concentration in a guarantor, both direct exposure (i.e. investments in a
    guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

4. Due to the varying default rates of non-investment grade bonds please disclose the
    respective dollar amount and the related credit ratings of your non-investment
    grade bonds. Please also disclose industry or regional concentrations and your
    maximum exposure to loss for these investments as required by paragraph 15A of
    SFAS 107.

Liquidity and Capital Resources, page 57

5. Please tell us whether you have any off-balance sheet arrangements, as defined by Item 303 of Regulation S-K. If so, please provide the disclosures required by Item 303(a)(4).

Quantitative and Qualitative Disclosures About Market Risk, page 63

6. You provided a sensitivity analysis that assumed a hypothetical interest rate increase of 100 basis points for all of your fixed income securities. However, credit spreads on fixed income securities do not increase or decrease by similar amounts. Please revise your sensitivity analysis disclosure to provide estimates of reasonably likely changes in interest rates for your fixed maturity securities similar to the classification presented in the table on page 85

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 68

7. Please tell us why "receipts of investment contract account balances" in financing activities is $4 million or less for each of the years presented.
8. With respect to "return of investment contract account balances" in financing activities, please tell us whether and if so to what extent this line item includes amounts related to income credited to the account balance. If not, please tell us where in the statement of cash flows you classify these amounts.

Notes to Consolidated Financial Statements

Note B. Investments, page 82

9. You disclose that asset-backed securities represent $7.8 billion or 27% of your fixed income securities. You also disclosed that you recognize investment income using the effective-yield method based on estimated cash flows. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your asset and mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

10. Please also enhance the disclosures related to unrealized losses on your various asset and mortgage-backed securities, to support your assertion that you will collect all of the estimated cash flows. If the "small changes in collateral

performance and future collateral performance and future collateral performance of securities with exposure to sub-prime and Alt A residential mortgage collateral" are reasonably likely, please disclose their expected effects on financial position and results of operations.

11. You disclose that you have investments in a number of limited partnerships that employ strategies that generate returns through investing in securities that are marketable while engaging in various risk management techniques primarily in fixed and public equity markets. You state that some of these limited partnership investment strategies may include low levels of leverage and hedging that potentially introduce more volatility and risk to the partnership returns. Please enhance your disclosures with respect to limited partnership investments as follows:

   - Disclose the amounts allocated to each respective investment strategy;
   - Provide a more robust description of each investment strategy;
   - Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk;
   - Disclose how you determine fair value for your limited partnership investments; and
   - Provide a sensitivity analysis of reasonably likely returns on your limited partnership investments and the related assumptions.

12. You disclosed that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to tax-exempt auction rate certificates. Please enhance your disclosures for auction rate securities as follows:

   - Disclose the dollar amount of your tax-exempt auction-rate securities according to the underlying credit rating, excluding the financial guarantee credit rating;
   - Disclose the amount of auction-rate securities that have a 0% or below market "penalty" interest rate,
   - Disclose the range of your exposure to losses given that auction-rate securities have been trading at discounts to their par amount;
   - Disclose how you determine fair value for your auction-rate securities; and
   - Provide a sensitivity analysis of reasonably likely returns on your auction rate securities and the related assumptions.

Note D. Fair Value, page 95

13. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis.

DEF14A

Compensation Discussion and Analysis, page 13

14. We note that you rely on market data provided by consulting firms and national surveys of executive compensation to develop and evaluate your executive compensation program. In particular, we also note you disclose that the goal of your compensation program is to set total compensation as levels comparable to similar executives at competitor companies. Please revise your disclosure to further describe how comparative compensation information from competitors was taken into account in determining compensation levels for your NEOs. In addition, please revise your disclosure to identify the national surveys that you relied upon to evaluate your executive compensation program.

Annual Incentive Cash Compensation Awards, page 15

15. We note your disclosure that the annual incentive cash compensation available for your former CEO, Mr. Lilienthal, were based upon "NOI targets expressed as ranges or fixed amounts." However, it appears that the disclosed target bonus and maximum bonus figures are contractual terms derived from Mr. Lilienthal's employment contract with the company. Please revise your disclosure to identify the NOI targets and ranges you are referring to and clarify how they were applied to determine the annual incentive compensation available for Mr. Lilienthal.

16. We note your disclosure that "[i]n determining the annual incentive cash compensation awards for 2008, the Compensation Committee evaluated Company performance and individual performance against the pre-set financial goals and other performance measures where appropriate." To the extent that the achievement of individual or company-specific goals was evaluated based on quantifiable performance targets, whether relating to financial results or otherwise, these targets must be clearly identified and described in your Compensation Discussion and Analysis section. Please revise your disclosure accordingly. In addition, please include a discussion of how the level of achievement factored into your determination of the annual incentive compensation to be paid to NEOs in 2008.

17. We note your disclosure that annual incentive cash payments ranged from 100% to 16% of the maximum incentive opportunities for named executive officers in 2008. Please revise your disclosure to quantify the actual payments made to each NEO under the annual incentive compensation program and describe how the payments compared to the maximum incentive compensation available for each of your NEOs.

Long-Term Incentive Cash Plan, page 17

18. We note your disclosure that your Long-Term Incentive (LTI) cash payments are based on NOI goal levels and target percentages. Please revise your disclosure to identify the pre-set NOI goals and target percentages as they apply to each of the NEOs. In addition, please include a discussion of how the level of achievement factored into your determination of the cash payment made to each NEO under your LTI plan.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant